

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2012

<u>Via E-mail</u>
Linh Nguyen
Chief Financial Officer
International Stem Cell Corporation
5950 Priestly Drive
Carlsbad, CA 92008

> **Re: International Stem Cell Corporation**
> **Registration Statement on Form S-1**
> **Filed October 18, 2012**
> **File No. 333-184493**

Dear Ms. Nguyen:

We have limited our review of your registration statement to the issue we have addressed in our comment below.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

<u>General</u>

1. Please amend your filing pre-effectively to include all information other than price-related information. For example, please include the number of shares and warrants being offered in the aggregate, the number of warrants purchasers will receive for each share of common stock they purchase and the number of shares of common stock the holder will receive upon exercise of each warrant. At the time of effectiveness you may continue to omit the offering price of the common shares and warrants offered therewith and the exercise price of the warrants in reliance on Rule 430A. See Securities Act Rules CD&I Question 227.02 (January 26, 2009).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karen Ubell at (202) 551-3873 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Douglas Rein
        DLA Piper LLP (US)